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                                                                   EXHIBIT 99(e)

                   [First Commercial Bancorp, Inc. Letterhead]

                                            , 1996

Dear Stockholder(s):

         First Commercial Bancorp, Inc. (the "Company") has begun an offering (the "Offering") of up to 9,687,540 shares of its Common Stock, $0.01 par value per share (the "Common Stock"), to each person who was a stockholder of record of Common Stock (the "Dividend-Eligible Stockholders") at the close of business on June 15, 1992 and/or September 14, 1992 (the "Dividend Rights Record Date"), pursuant to transferable rights (the "Dividend Rights"). The Dividend Rights are exchangeable for shares of Common Stock valued at $0.10 per share. Each Dividend Right entitles the holder (the "Dividend Rights Holder") to receive one share of Common Stock for each $0.10 of dividend and accrued interest amount exchanged. In lieu of fractional shares, the number of shares of Common Stock issued by the Company on exercise of Dividend Shares will be rounded up to the next whole number. The number of shares of Common Stock which you may receive pursuant to the exercise of Dividend Rights is printed on the front of your Exchange Offer Certificate.

         Dividend Rights are freely transferable and may be sold through normal investment channels. It is NOT anticipated that the Dividend Rights will trade on Nasdaq or that a trading market in the Dividend Rights will develop.

         The Company is issuing the Dividend Rights in order to discharge, to the maximum extent the Dividend Rights are exercised, its obligation to pay two installments of the dividend declared by the Board of Directors during 1991 and payable in 1992 in cash (the "1992 Dividends") to Dividend-Eligible Stockholders. EXERCISE OF DIVIDEND RIGHTS BY DIVIDEND RIGHTS HOLDERS, IN WHOLE OR IN PART, WILL EXTINGUISH THE COMPANY'S OBLIGATION TO PAY THE 1992 DIVIDENDS IN CASH TO THE DIVIDEND-ELIGIBLE STOCKHOLDERS TO THE FULLEST EXTENT OF SUCH EXERCISE.

         Enclosed for your review is the Prospectus dated                  ,
1996 (the "Prospectus") and a transferable Exchange Offer Certificate. The
Offering will expire at 5:00 p.m., California time, on                 , 1996
(the "Dividend Rights Expiration Date") unless extended by the Company to a time
not later than 5:00 p.m., California time, on                , 1996. Dividend
Rights not exercised or sold by such time will expire and become worthless. Any questions or requests for assistance should be directed to Carpenter & Company, the Information Agent for the Offering, at (714) 261-8888.

         The Offering is being made only pursuant to the Prospectus which sets forth detailed information about the Company, First Commercial Bank and the Offering. Please read these enclosed materials carefully.

                                               Sincerely,

/s/                                            /s/
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By:  Manuel Perry, Jr.                         By:  Donald W. Williams
CHAIRMAN OF THE BOARD OF DIRECTORS             PRESIDENT